UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Completion of Acquisition of Assets

Further to the Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) furnished by Stratasys Ltd. (“we,” “us,” “Stratasys” or the “Company”) to the U.S. Securities and Exchange Commission (the “SEC”) on August 8, 2022, on April 3, 2023 Stratasys completed its acquisition of the additive manufacturing materials business of Covestro Deutschland AG (DAX: 1COV), Covestro (Netherlands) B.V., and certain of their respective subsidiaries (collectively, “Covestro”). The assets that we acquired included R&D facilities and activities, global development and sales teams across Europe, the U.S. and China, a portfolio of approximately 60 additive manufacturing materials, and an IP portfolio comprised of hundreds of patents and pending patents. Pursuant to the asset purchase agreement that we entered into on August 5, 2022 with respect to this transaction (the “Covestro asset purchase agreement”), we paid Covestro, at the closing, approximately $42.3 million (43 million Euros) in cash (which is subject to adjustment to reflect the amount of inventory acquired under the Covestro asset purchase agreement, and the accrual with respect to liabilities being assumed under the Covestro asset purchase agreement), as well as 317,505 newly issued Stratasys ordinary shares, par value 0.01 New Israeli Shekels per share (“Stratasys ordinary shares”) as the consideration for the purchased assets. Under the terms of the Covestro asset purchase agreement, Covestro may also earn up to an additional 37 million Euros of consideration, subject to the achievement of specified performance metrics, which will be payable via the issuance of additional Stratasys ordinary shares.

Exhibit Index

Filed as Exhibit 5.3 to this Form 6-K is a copy of the legal opinion of Meitar Law Offices, Ramat Gan, Israel, relating to the legality of the 317,505 Stratasys ordinary shares that may be offered and sold by Covestro Deutschland AG, as a selling shareholder, pursuant to the Company’s Registration Statement on Form F-3 (SEC File No. 333-253780) (the “Registration Statement”), and the prospectus supplement, dated April 5, 2023 (the “Prospectus Supplement”), which supplements the prospectus contained in the Registration Statement, and which is being filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended.

The Company hereby files the following exhibits to this Form 6-K, which are incorporated by reference as exhibits to the Registration Statement (except for Exhibit 99.1, which is hereby furnished to the SEC, not filed, and which shall not incorporated by reference into the Registration Statement):

Exhibit	Description
5.3

Opinion of Meitar Law Offices, dated April 5, 2023, as to the legality of Stratasys Ltd.’s ordinary shares being offered and sold by the selling shareholder under the Registration Statement and Prospectus Supplement

23.1	Consent of Meitar Law Offices (included in Exhibit 5.3)

99.1	Press release issued on April 5, 2023, announcing the closing under the Covestro asset purchase agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: April 5, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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